SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                             Schedule 13D
                           (Amendment No. 11)

                   Under the Securities Exchange Act of 1934

                         COMMERCIAL FEDERAL CORPORATION
                               (Name of Issuer)

                       Common Stock, $0.01 par value
                       (Title of Class of Securities)

                                201647104
                             (CUSIP Number)

                           Robin R. Glackin
                              President
                          CAI Corporation
                       12770 Coit Road, Suite 902
                          Dallas, Texas 75251
                            (214) 991-7707

          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               Copy to:

                          Fred B. White III, Esq.
                     Skadden, Arps, Slate, Meagher & Flom
                            919 Third Avenue
                       New York, New York  10022
                            (212) 735-2144

                           October 4, 1995
          (Date of Event which Requires Filing of this Statement)

                    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

                    Check the following box if a fee is being paid with this statement: [ ]


          CUSIP No.  201647104

          1.   NAME OF REPORTING PERSON S.S. OR I.R.S.
               IDENTIFICATION NO. OF ABOVE PERSON:

          CAI Corporation
          I.R.S. Identification No. 75-2311313

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

          (a)[   ]
          (b)[   ]

          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS:

                    OO

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

            [   ]

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

          State of Delaware

          NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
          PERSON WITH

          7.   SOLE VOTING POWER

          1,250,100

          8.   SHARED VOTING POWER

           None

          9.   SOLE DISPOSITIVE POWER

          1,250,100

          10.  SHARED DISPOSITIVE POWER

          None

      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON

          1,250,100

     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES:

          [  ]

     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           8.76%

    14.  TYPE OF REPORTING PERSON

          CO



          CUSIP No.  201647104

          1.   NAME OF REPORTING PERSON S.S. OR I.R.S.
               IDENTIFICATION NO. OF ABOVE PERSON:

                       STEVEN M. ELLIS
                      S.S. No. ###-##-####

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

          (a)[   ]
          (b)[   ]

               Mr. Ellis holds his interest through CAI Corporation of which he is owner of 1/3 of the outstanding voting shares.

          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS:

                    OO

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

            [   ]

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

          USA

          NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
          PERSON WITH

          7.   SOLE VOTING POWER

          None

          8.   SHARED VOTING POWER

          1,250,100

          9.   SOLE DISPOSITIVE POWER

          None

          10.  SHARED DISPOSITIVE POWER

          1,250,100

     11.   AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON

          1,250,100

    12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES:

          [  ]

   13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           8.76%


   14.  TYPE OF REPORTING PERSON

          IN


          CUSIP No.  201647104

          1.   NAME OF REPORTING PERSON S.S. OR I.R.S.
               IDENTIFICATION NO. OF ABOVE PERSON:

                    ROBIN R. GLACKIN
                    S.S. NO. ###-##-####

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

          (a)[   ]
          (b)[   ]
               Mr. Glackin holds his interest through CAI
               Corporation of which he is owner of 1/3 of the outstanding voting shares.

          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS:

                    OO

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

                       [   ]

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

                       USA

          NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
          PERSON WITH

          7.   SOLE VOTING POWER

                  None

          8.   SHARED VOTING POWER

                 1,250,100

          9.   SOLE DISPOSITIVE POWER

                   None

          10.  SHARED DISPOSITIVE POWER

                 1,250,100

     11.   AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON

          1,250,100

     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES:

          [  ]

    13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           8.76%

    14.  TYPE OF REPORTING PERSON


          IN


          CUSIP No.  201647104
          1.   NAME OF REPORTING PERSON S.S. OR I.R.S.
               IDENTIFICATION NO. OF ABOVE PERSON:

                  BYRON A. LAX
                 S.S. NO. ###-##-####

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

          (a)[   ]
          (b)[   ]
               Mr. Lax holds his interest through CAI Corporation of which he is owner of 1/3 of the outstanding voting shares.

          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS:

                    OO

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

            [   ]

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

                  USA

          NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
          PERSON WITH

          7.   SOLE VOTING POWER

                   None

          8.   SHARED VOTING POWER

                 1,250,100

          9.   SOLE DISPOSITIVE POWER

                    None

          10.  SHARED DISPOSITIVE POWER

                    1,250,100

     11.   AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON

                 1,250,100

     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES:

          [  ]

    13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           8.76%

    14.  TYPE OF REPORTING PERSON

          IN



                    The undersigned hereby amend the Schedule 13D filing made on February 13, 1992 (the "Schedule 13D") pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "1934 Act"), as amended by Amendment No. 1 thereto dated February 18, 1992 ("Amendment No. 1"), Amendment No. 2 thereto dated March 23, 1992 ("Amendment No. 2"), Amendment No. 3 thereto dated January 21, 1993 ("Amendment No. 3"), Amendment No. 4 thereto dated May 4, 1993 ("Amendment No. 4"), Amendment No. 5 thereto dated June 15, 1993 ("Amendment No. 5"), Amendment No. 6 thereto dated October 1, 1993 ("Amendment No. 6"), Amendment No. 7 thereto dated October 6, 1993 ("Amendment No. 7"), Amendment No. 8 thereto dated July 12, 1995 ("Amendment No. 8"), Amendment No. 9 thereto dated September 6, 1995 ("Amendment No. 9") and Amendment No. 10 thereto dated September 19, 1995 ("Amendment No. 10") (the Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9 and Amendment No. 10, the "Amended
          Schedule 13D"), with regard to the Common Stock of Commercial Federal Corporation ("CFC") by supplementing Items 4 and 7 of the Amended Schedule 13D as set forth below (terms defined in previous Amendments and not defined herein are used herein with the same meaning).

          ITEM 4.   PURPOSE OF TRANSACTION.

                    Item 4 is hereby supplemented and amended by adding thereto the following:

                    On October 4, 1995, CAI commenced a
          solicitation of proxies from the stockholders of CFC in opposition to the Board of Directors of CFC (the "CFC Board"). CAI is soliciting proxies (i) for the election of its two nominees as directors of CFC, (ii) for the adoption of a stockholder resolution requesting the CFC Board to seek promptly a sale or merger of CFC by retaining a qualified investment banking firm for the specific purpose of soliciting offers to acquire CFC and establishing a committee of independent directors (including, if elected, the CAI nominees) to consider and recommend to the full CFC Board for approval the best available offer to acquire CFC and (iii) against the adoption of a stockholder resolution proposed by the CFC Board.

                   CAI has recently become aware that various stockholders of CFC have been informed by CFC and its representatives that even if CAI's nominees are elected as directors of CFC at the upcoming annual meeting of CFC's stockholders, the remaining members of the CFC Board intend to refuse to take the action necessary to appoint CAI's nominees as directors of CFC's wholly owned subsidiary and most substantial asset, Commercial Federal Bank, FSB (the "Bank"). CFC's chairman and several of its current directors made a similar threat to CAI and its nominees in the presence of their attorney in conversations with them this past summer.

                    At present, all of the members of the CFC Board also serve as directors of the Bank. To CAI's knowledge, this has been true at all times since CFC first became a public company. CAI believes that in the event its nominees are elected by CFC's stockholders to the CFC Board, such stockholders will expect that these nominees will be permitted to participate fully in the management of the business and affairs of CFC to the same extent as all of the Company's other directors. CAI believes that by denying the CAI nominees the opportunity to serve as directors of the Bank and thereby barring them from overseeing its operations, the incumbent directors will be impairing the CAI nominees' ability to fulfill their fiduciary duties as members of the CFC Board and also will be acting in a manner contrary to their own fiduciary responsibilities to the CFC stockholders.

                    CAI has delivered a letter, dated September 25, 1995, to CFC concerning this matter. A copy of this letter is attached as Exhibit 16 to this Amended Schedule 13D.

                      Although the foregoing represents the range of activities presently contemplated by CAI with respect to CFC and the CFC Common Stock, it should be noted that the possible activities of CAI are subject to change at any time. Except as set forth in this Item 4 (including all material disclosed in the original Schedule 13D, this amendment and in all previous amendments thereto under this Item 4) or in the exhibits to the Schedule 13D (including the original Schedule 13D, this amendment and all previous amendments thereto), CAI has no plans or proposals which relate to or which would result in any of the actions specified in Clauses (a) through (j) of Item 4 of Schedule 13D.


          ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                    Item 5 is hereby supplemented and amended by adding thereto the following:

                    At the close of business on October 6, 1995, CAI beneficially owned 1,250,100 shares of CFC Common Stock. Such shares constitute approximately 8.76% of the total number of shares of the CFC Common Stock outstanding as of October 2, 1995 (based on the sum of (i) the 12,912,416 shares of CFC Common Stock outstanding on September 22, 1995 (according to CFC's Form 10-K for the fiscal year ended June 30, 1995) and (ii) the 1,351,942 shares of CFC Common Stock issued on October 2, 1995 by CFC upon consummation of its acquisition of Railroad Federal Corporation (according to CFC's October 2, 1995 press release).


          ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                    The following Exhibits are filed herewith:

                    16. Letter, dated September 27, 1995, from CAI to CFC.


                            SIGNATURES AND POWER OF ATTORNEY

                    After reasonable inquiry and to the best of the undersigneds' knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

          Date:  October 6, 1995

                                   STEVEN M. ELLIS *

                                   ROBIN R. GLACKIN *

                                   BYRON A. LAX *

                                   By:    /s/ ROBIN R. GLACKIN
                                   * By Robin R. Glackin, attorney-
                                   in-fact, pursuant to power of
                                   attorney filed as part of
                                   Amendment No. 7 to this
                                   statement.

          Date:  October 6, 1995

                                   CAI CORPORATION

                                   By:    /s/ ROBIN R. GLACKIN
                                          Robin R. Glackin
                                          President


                               [CAI letterhead]

                                        September 27, 1995

          Commercial Federal Corporation
          2120 South 72nd Street
          Omaha, Nebraska  68124

                    Attention:     William Fitzgerald,
                                   Chairman of the Board
                                   James A. Laphen, President,
                                   Secretary and Treasurer

          Dear Ladies and Gentlemen:

                    CAI Corporation ("CAI") has recently become aware that various stockholders of Commercial Federal Corporation (the "Company") have been informed by the Company and its representatives that the election of either or both of CAI's nominees to the Company's Board of Directors would serve "no useful purpose" because the remainder of the Board does not intend to permit CAI's nominees to also serve as directors of the Company's wholly owned subsidiary, Commercial Federal Bank FSB (the "Bank"). The Company's chairman and several of its current directors made a similar threat to Messrs. Glackin, Ellis and Lax of CAI Corporation in the presence of their attorney in conversations with them this summer.

                    It is our understanding that at present, all of the directors of the Company also serve as directors of the Bank. It is also our understanding, and certainly will be the expectation of stockholders, that CAI's nominees, if elected as members of the Company's Board of Directors, will be permitted to participate fully in the management of the business and affairs of the Company to the same extent as the Company's other directors.

                    While CAI's nominees have pledged to seek a sale or merger of the Company if elected, as directors of the Company, they will owe fiduciary duties to the Company's stockholders whether or not such a transaction is pursued. CAI and its fellow stockholders have the right to expect that if CAI's nominees are elected to oversee the management of the Company, the other directors of the Company will not seek to impair the CAI nominees' efforts to fulfill these fiduciary duties by barring them from exercising any oversight over the Company's most substantial asset.

                    We also note that the Company's and its
          representatives' various communications concerning this issue are a blatant violation of the federal securities laws. We also expect, and believe that the federal proxy rules clearly would require, that if the Company intends to attempt to exclude the CAI nominees from the Bank's Board, this intention, and its rationale, will be fully disclosed in the Company's proxy materials.

                    CAI will not allow the Company to use the Bank's Board as a ruse to thwart the will of the Company's stockholders. Accordingly, if elected, CAI expects that its nominees will join their fellow directors as directors of the Bank. If this is not the case, we urge you to contact us promptly so that we can take appropriate action.

                                        Very truly yours,

                                        CAI Corporation

                                        By:/s/Robin Glackin
                                           Name:  Robin Glackin
                                           Title:  President